GrafTech International Ltd.

982 Keynote Circle

Brooklyn Heights, Ohio 44131

May 22, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Eranga Dias

Re:	GrafTech International Ltd.

Registration Statement on Form S-3 (File No. 333-296171)

Ladies and Gentlemen:

On behalf of GrafTech International Ltd. (the “Company”), the undersigned hereby requests, pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, that the effective time of the Registration Statement on Form S-3 (File No. 333-296171) of the Company be accelerated to 4:30 p.m. Eastern Time on May 27, 2026, or as soon as practicable thereafter. The Company respectfully requests that you notify Kimberly J. Pustulka of such effectiveness by a telephone call to (216) 586-7002.

Please contact Kimberly J. Pustulka at Jones Day at (216) 586-7002 if you have any questions concerning this matter. Thank you for your continued attention to this matter.

Very truly yours,

GRAFTECH INTERNATIONAL LTD.

By:	/s/ Andrew J. Renacci
Name: Andrew J. Renacci
Title: Chief Legal Officer and Corporate Secretary

cc:	Kimberly J. Pustulka, Esq.